VALGOLD RESOURCES LTD.
VALGOLD
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

October 10, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
October 10, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Company News Release – dated September 6, 2007
2. Company News Release – dated September 12, 2007

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

September 6, 2007

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD INTERSECTS 13 METERS GRADING 3.22 G/TONNE GOLD IN DEEP DRILLING ON LOS PATOS GOLD DISCOVERY NEAR EL CALLAO

Vancouver, September 6, 2007, ValGold Resources Ltd. ("ValGold") announces that the first stage drill program on the Increible 3 Concession was completed at the end of July. The Increible 3 Concession is located in the El Callao Mining District, Bolivar State, Venezuela. The program was originally intended to consist of drilling approximately 2,500 meters ("m") of core but due to the discovery of a potentially significant gold ore zone, it was expanded to 35 holes for a total accumulated length of 9,318m. Mineralized zones have been intersected grading as high as 7.25 grams/tonne ("g/tonne") gold over a true width of 19.0 meters ("m") {0.21 ounces/ton ("oz/t") over 62.3 feet ("ft")}. Most of the diamond drill holes targeted the main Los Patos gold zones and, although assays are still pending on several of the deeper holes, results so far indicate the presence of a gold mineralized body to a depth of 225m below surface. ValGold is pleased to further announce that the Los Patos gold zones remain open in all directions and will require further drilling to define their limits.

Since our last news release on the Increible 3 drilling, ValGold has received and compiled assays for an additional six holes, LI07-25 to -30. The Company is also pleased to be able to report that each of the six holes intersected well mineralized gold zones. Furthermore, the main Los Patos gold zone continues to consist of wide mineralized intersections that in LI07-30 returned an excellent interval that assayed 3.22 g/tonne gold over 13.0m (0.1 oz/t gold over 42.7 ft) and included a 3.0m interval grading 9.64 g/tonne (9.8 ft grading 0.28 oz/t) gold. This LI07-30 intersection occurred at a vertical depth approximately 200m which is one of the deepest for the Los Patos to date.

Assay results are pending on 5 drill holes, LI07-31 to -35. ValGold intends to initiate an independent NI43-101 report and compliant resource estimation upon the receipt of the outstanding assays. In addition, the Company will be planning a second phase of drilling based upon the results of the report to continue to explore the main Los Patos gold zone, its satellite zones and the on-strike gold occurrences.

About the Increible 3 Gold Zones

The principal zones of gold mineralization within Increible 3 are associated with the Los Chivos Shear Zone ("LCSZ"). The LCSZ is a major east-west trending structure that hosts the Los Patos gold occurrences. It is mapped cutting through the central part of the concession over a strike length of 6,700 m and is associated with a series of gold soil anomalies. The major anomalous areas within the eastern part of the LCSZ are Los Patos Main, Los Patos Central and Los Patos South.

The LCSZ gold mineralization occurs in a variety of structural settings in both mafic and sedimentary rocks. Styles of gold mineralization vary greatly. At the Los Patos main occurrence, the mineralization occurs within highly-foliated basaltic volcanic units that contain auriferous quartz carbonate veins. In contrast, the mineralization found at Los Patos Central and Los Patos South is hosted by metasedimentary rocks within zones of shearing associated with gold in quartz and carbonate veining containing minor amounts of pyrite and tourmaline. Other alteration minerals include chlorite, sericite, albite, muscovite, epidote and potassium feldspar.

The long section attached to this release shows the mid-point of ValGold's drill intersections within the main Los Patos gold zones together with the drill holes completed by Gold Fields Ltd.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com



W
5340 E
5420 E
5500 E
5580 E
5660 E
E
4.14g/t / 6.0m
NSV
1.80g/t / 52.0m
1.23g/t / 28.0m
1.43g/t / 8.0m
NSV
Elevation A.S.L.
150m
100m
50m
0m
-50m
LI307-01
LI307-04
LI307-07
LI307-08
LI307-02
LI307-05
LI307-20
LI307-03
LI307-06
LI307-21
LI307-25
LI307-24
LI307-10
LI307-09
LI307-11
LI307-26
LI307-27
LI307-22
LI307-12
LI307-23
LI307-28
LI307-32
LI307-31
LI307-30
LI307-29
LI307-34
LI307-33
LI307-35
LEGEND
Gold Fields Limited drill hole
Valgold drill hole
Trench
1.65g/t / 7.79m g/t Au / sample length in metres
>100 g/t Au in soils
50-100 g/t Au in soils
0
50 m
Scale
July 2007

The following table reports assay sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed at the main Los Patos gold occurrence, Increible 3, Venezuela. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes and the locations of the collar sites together with drill sections, geology and location maps will be made available soon within the Venezuela section of ValGold's website. Note: 1.0 o/t = 34.286 g/tonne Au.

Drill Hole	Gold Zone	From (m)	To (m)	Meters	Feet	Gold (g/tonne)	Gold (oz/t)
LI307-25	**Los Patos**	**230.00**	**237.00**	**7.00**	**22.97**	**2.25**	**0.07**
LI307-26		161.00	162.00	1.00	3.28	1.02	0.03
	Los Patos	**180.00**	**181.00**	**1.00**	**3.28**	**10.41**	**0.30**
		205.00	206.00	1.00	3.28	1.34	0.04
		235.00	238.00	3.00	9.84	1.26	0.04
LI307-27		87.00	88.00	1.00	3.28	1.42	0.04
		175.00	177.00	2.00	6.56	1.31	0.04
		180.00	181.00	1.00	3.28	1.78	0.05
		209.00	210.00	1.00	3.28	5.01	0.15
		212.00	213.00	1.00	3.28	1.17	0.03
	Los Patos	**237.00**	**240.00**	**3.00**	**9.84**	**5.51**	**0.16**
		254.00	255.00	1.00	3.28	3.03	0.09
LI307-28		117.00	118.00	1.00	3.28	2.26	0.07
		235.00	236.00	1.00	3.28	1.24	0.04
	Los Patos	**244.00**	**245.00**	**1.00**	**3.28**	**7.70**	**0.22**
		274.00	277.00	3.00	9.84	1.67	0.05
		306.00	308.00	2.00	6.56	1.68	0.05
LI307-29		75.00	76.00	1.00	3.28	1.08	0.03
		97.00	98.00	1.00	3.28	1.26	0.04
	Los Patos	**305.00**	**313.00**	**8.00**	**26.25**	**3.36**	**0.10**
LI307-30		58.00	59.00	1.00	3.28	2.72	0.08
		189.00	191.00	2.00	6.56	2.13	0.06
		257.00	258.00	1.00	3.28	1.03	0.03
		276.00	277.00	1.00	3.28	3.73	0.11
	Los Patos	**285.00**	**298.00**	**13.00**	**42.66**	**3.22**	**0.09**
	including	**290.00**	**293.00**	**3.00**	**9.84**	**9.64**	**0.28**
		302.00	303.00	1.00	3.28	1.63	0.05
		308.00	309.00	1.00	3.28	4.42	0.13

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

September 12, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD MOBILIZES DIAMOND DRILL TO MOCHILA GOLD OCCURRENCE

Vancouver, British Columbia – September 12, 2007 – ValGold Resources Ltd. ("ValGold") announces that a diamond drill has been mobilized to begin testing the Mochila gold occurrence. The Mochila gold occurrence is considered to be ValGold's primary gold target in Venezuela with the most widespread gold in soil anomalies and with a highly favourable geological setting. The occurrence is located within the Chicanan West Concessions (the "Property") approximately 50 kilometres ("km") northwest of the Kilometre 88 gold camp in Bolivar State, Venezuela. The program plans for a minimum 5,000 metre ("m") of coring in 15 to 20 holes.

The Property consists of 11 mining concessions that cover an area of approximately 522 km^2 within a greenstone belt that is known to be highly prospective for gold. The Brisas (Gold Reserve) and Las Cristinas (Crystallex International Corp.) deposits occur in the same belt and are reported to host a combined gold resource estimated at 31 million ounces. The eastern boundary of the Property is accessible by a secondary road that connects with the Grand Sabana Highway from Kilometre 33. The Grand Sabana is a two-lane, paved highway that services eastern Bolivar State and continues on to the border crossing into Brazil, some 345 km south of the town of Tumeremo. For mobilization of the drill and the associated bulk material, ValGold has utilized a barge and river boats to access the central part of the Property.

The Chicanan area occurs within the Guiana Shield. Proterozoic-age mafic to intermediate intrusive to metavolcanic rocks are intercalated with minor epiclastic sedimentary rocks and commonly are the host rocks for lode-style gold mineralization. Regionally, these greenstone units have been folded and faulted to form an asymmetrical synclinorium. The synclinorium is limited to the west by the Chicanan Shear Zone. West of the Shear Zone, rhythmically layered ultramafic to mafic intrusive bodies belonging to the Mochila Layered Complex intrude the greenstones. The Complex contains gold, base metals and other precious metal occurrences that have been identified within specific layers in the mafic intrusive rocks and associated with shearing that crosscuts the original layering. The Complex is estimated to be up to 2,500m thick and is comprised of upper and lower ultramafic units separated by a middle gabbro unit. In the area of the Mochila gold occurrences, the Complex has been folded, faulted and intruded by feldspar and/or quartz porphyry dykes and sills.

The Mochila gold occurrence is represented by an area of broad gold soil anomalies covering about 10 km^2 and by the northward distribution of artisanal workings that occur over a 14 km strike length The occurrence combines structural complexity with a wide variety of potential host rocks. The mineralization targeted appears to be bi-modal in style of its occurrence. Gold occurs enriched along the contacts of specific layers or units within the Mochila Layered Complex and is also associated with the north-trending Mochila lineament.

The drill program will test several of the coincident soil and lithological targets. More particularly, the gold in soil anomalies to be tested lie along the upper contact of the middle gabbro unit of the layered complex and along a regional structure, referred to as the Mochila Lineament, which is coincident with the fold's axial plane. The base of the Complex is also considered prospective where it is in contact with the greenstone belt rocks.

The drill is expected to be coring on or about September 15th. This initial round of drilling may be completed over the next 8 to 10 weeks.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

END